Exhibit 99.1
News
Release
C$ unless otherwise stated
For immediate release
February 19, 2026
Manulife announces Normal Course Issuer Bid
TORONTO – Manulife Financial Corporation (“Manulife”) announced today that it has received approval from the Toronto Stock Exchange (“TSX”) for its previously announced normal course issuer bid (“NCIB”) permitting the purchase for cancellation of up to 42 million of its common shares, representing approximately 2.5% of Manulife’s issued and outstanding common shares.
As at February 10, 2026, Manulife had 1,676,751,543 common shares issued and outstanding.
The Office of the Superintendent of Financial Institutions previously approved the NCIB.
Under the NCIB, Manulife may purchase up to 1,483,481 of its common shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 5,933,925 common shares on the TSX for the six months ended January 31, 2026, subject to TSX rules permitting block purchases. Purchases under the NCIB may commence through the TSX on
February 24, 2026 and continue until February 23, 2027, when the NCIB expires, or such earlier date as Manulife completes its purchases.
Having an NCIB in place will provide Manulife with the flexibility to purchase common shares as part of its capital management strategy which is designed to maintain healthy regulatory capital ratios while balancing the objective of generating shareholder value.
Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock
Exchange, and alternative trading systems in Canada and the United States at market prices prevailing at the time of purchase or such other price as may be permitted. All common shares acquired by Manulife under the NCIB will be cancelled. Purchases will be subject to compliance with applicable Canadian securities laws and United States federal securities laws.
In addition, Manulife may undertake purchases of its common shares outside of Canada and the
United States in compliance with applicable laws. Subject to regulatory approval, Manulife may also acquire common shares directly from other holders by way of private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Manulife may also enter into derivative-
based programs in support of its purchase activities, including the writing of put options and forward purchase agreements, accelerated share purchase transactions, other equity contracts or use other methods of acquiring shares, in each case subject to regulatory approval and on such terms and at such times as shall be permitted by applicable securities laws. The total number of common shares purchased under the NCIB and all other potential arrangements will not exceed 42 million common shares.
Manulife has entered into an automatic share purchase plan under which its designated broker will purchase Manulife's common shares pursuant to the NCIB. The actual number of common
Exhibit 99.1
shares purchased under the automatic plan, the timing of such purchases and the price at which common shares are purchased will depend upon future market conditions. The automatic plan, which was pre-cleared by the TSX, provides for the potential purchase of common shares at any time, including when Manulife ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules, or otherwise.
Caution regarding forward-looking statements
This document contains forward-looking statements within the meaning of the "safe harbour"
provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation
Reform Act of 1995 with respect to possible future purchases by Manulife of its common shares.
Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual common share purchases to differ materially from expectations include but are not limited to the fact that the amount and timing of any future common share purchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under
LICAT capital standards), common share issuance requirements, applicable law and regulations
(including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.
Additional information about material risk factors that could cause actual results to differ materially from expectations may be found in our most recent annual and interim reports and
elsewhere in our filings with Canadian and U.S. securities regulators.    The forward-looking
statements in this document are, unless otherwise indicated, stated as of the date hereof. We do not undertake to update any forward-looking statements, except as required by law.
About Manulife
Manulife Financial Corporation is a leading international financial services provider, headquartered in Toronto, Canada. Anchored in our ambition to be the number one choice for customers, we operate as Manulife across Canada and Asia, and primarily as John Hancock in the United States, providing financial advice, insurance and health solutions for individuals, groups and businesses. Through Manulife Wealth & Asset Management, we offer global investment solutions, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2025, we had more than 37,000 employees, over 106,000 agents, and thousands of distribution partners, serving over 37 million customers with operations across 25 markets globally. We trade as ‘MFC’ on the Toronto, New
York, and Philippine stock exchanges, and under ‘945’ on the Hong Kong stock exchange. Not all offerings are available in all jurisdictions. For additional information, please visit
manulife.com.

Media Relations:	Investor Relations:
Fiona McLean	Derek Theobalds
Manulife	Manulife
437-441-7491	416-254-1774
fiona_mclean@manulife.com	derek_theobalds@manulife.com